Exhibit 99.2

#1060-1090 West Georgia Street
Vancouver, BC V6E 3V7
Tel: 604-681-2300 Fax: 604-681-2310

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at May 18, 2011 and all amounts are in Canadian dollars, unless otherwise indicated.)

GENERAL PROXY INFORMATION

This Management Information Circular is furnished to the shareholders (the “Shareholders”) of Hard Creek Nickel Corporation (the “Company”) by the board of directors of the Company (the “Board”) in connection with the solicitation by the Company’s Board of proxies to be voted at the Annual General and Special meeting (the “Meeting”) of the Shareholders to be held on Wednesday, June 22, 2011 at 10:00 a.m. PST.

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment and Revocation of Proxy

Registered Shareholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share in the capital of the Company (“Common Shares”) that such Shareholder holds on May 18, 2011 (the “Record Date”) on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at their offices located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1 866 249 7775) (Tel: 1 800 564 6253), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at #1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 (Attention: Mark Jarvis) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting. The shares represented by a Shareholder’s proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that my be called for. If the Shareholder specifies a choice with respect to any matter to be voted upon, the shares represented by that Shareholder’s proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

A Shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, the Shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the Shareholder’s shares should be voted. The nominee should bring personal identification to the meeting.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the designated persons named in the form of proxy. It is intended that the designated persons will vote the common shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the company’s board of directors for directors and auditor.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Non Registered Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory policies require intermediaries to seek voting instructions from Beneficial Shareholders in advance of a shareholders’ meeting. Beneficial Shareholders have the option of either not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholder are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designed as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”) instead of a proxy (the notice of meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”), directly to the NOBOs and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to the OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, the Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. If you have any questions respecting the voting of shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF, through Broadridge or another intermediary, cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wishes to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven (7) days before the Meeting, arrange for its intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of meeting are to Registered Shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no: (a) person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) proposed nominee for election as director of the Company; and (c) associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 77,330,160 Common Shares are issued and outstanding as of May 18, 2011, the Record Date. Although the Company is also authorized to issue an unlimited number of Class A Preference Shares without par value, none of these preference shares have been issued.

Only the registered holders of Common Shares who were holders as of the Record Date are entitled to vote at the Meeting. These registered holders of Common Shares will be entitled to one vote for each Common Share held on the Record Date.

To the knowledge of the directors and executive officers of the Company, the following are the only persons or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares:

No. of
	Common	Percentage of
	Shares	Outstanding
Name of Shareholder	Owned	Common Shares
CDS & Co.	72,654,865	93.95%

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

Shareholders will be asked to vote for an ordinary resolution to re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, British Columbia, as the auditors of the Company until the next annual general meeting of the Shareholders and to authorize the Board to fix their remuneration.

Management recommends shareholders to vote for the ratification of the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s auditors for the Company’s fiscal year ending December 31, 2011 at a remuneration to be fixed by the Company’s Board.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DALE MATHESON CARR-HILTON LABONTE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

Election of Directors

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or applicable corporate statutes.

The Shareholders will be asked to pass an ordinary resolution to fix the number of directors of the Company at six (6). Management of the Company proposes to nominate each of the following persons for re-election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province and Country	Principal	Number of Voting	Period(s) During Which Served as a
of Residence	Occupation	Securities Beneficially	Director of the Company
and Position Held	During	Owned, or Controlled or
with the Company	the Last	Directed, Directly or
	Five Years	Indirectly(1)
MARK JARVIS(2)(4)	Businessman; President and CEO of the	4,863,756	January 9, 2004 to present.
Company from January 2004 to present;
president and a director of Gemini Energy
Corp. from November 1996 to January 2003;
director of Ultra Petroleum Corp. from
October 1996 to August 1999; broker with
Pacific International Securities Ltd. from
January 1991 to October 1996.
British Columbia, Canada
President, CEO, Chairman and Director
LYLE DAVIS(2)(3)	Consultant; director of the Company from	20,000	June 11, 2004 to present.
June 2004 to present; director of Condor
Resources Inc. from February 2004 to
present; principal of Ellardee Group Capital
Inc. from June 1999 to present; general
manager of Pacifico Cotton & Rayon
Converters Inc. from September 2005 to
September 2007.
British Columbia, Canada
Director
GARY JOHNSON	Consultant; director of the Company from	150,000	June 10, 2010 to present.
June 2010 to present; director of Tati Nickel
Mining Co. (Pty) Ltd. from
TOM MILNER (3)	Consultant; President of Corriente Resources	110,000	October 11, 2007 to present.
Inc. from October 2005 to December 2007;
COO and a director of Taseko Mines Limited
from July 1994 to September 2005.
British Columbia, Canada
Director
GEORGE SOOKOCHOFF (3)	Self employed since 1983 as a Computer and	Nil	November 20, 2003 to present.
Graphics Consultant; director (August 2006
to present) and President and CEO (February
1, 2008 to present) of International PBX
Ventures Ltd.
British Columbia, Canada
Director
CLIFF S. CARSON (2)	August 1996 to date - retired;	Nil	May 10, 2011 to present
British Columbia, Canada	May 1995 to July 1996 - Sr. VP of
Director	Marketing and Sales, Falconbridge Ltd.;
Director for Falconbridge Japan, Falconbridge
USA; Advisory Board for Nickelwerk Nickel
Smelter, Krisiansand, Norway; 1991 to 1993
VP Nickel Marketing & Sales, Falconbridge
Ltd.; Nov 1987 to 1991 - President of
Falconbridge Europe; 1983 to 1987 Director
of Marketing, Head of Market Research,
Head of Product Development, Cominco Ltd.;
1980 to 1982 - Director of Strategic Planning,
Cominco Ltd.

(1)	The information as to security holdings of each director has been provided by the respective proposed directors and nominees and is not within the Company’s knowledge.
(2)	Member of the Company’s audit committee.
(3)	Member of the Company’s disclosure committee.

Management recommends shareholders to vote for the nominees for re-election as directors.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT SIX (6) AND TO APPOINT AS DIRECTORS, MARK JARVIS, GEORGE SOOKOCHOFF, TOM MILNER, LYLE DAVIS AND CLIFF CARSON. Management does not contemplate that any of the nominees will be unable to serve as a director.

Except as otherwise disclosed in this Information Circular, no director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, or was, within the ten (10) years before the date of this Information Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the ten (10) years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as described below, none of the directors of the Company is, or within the past ten years prior to the date hereof has been, a director of executive officer of any issuer that, while that person was acting in that capacity:

(a) was subject to a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to e a director or senior officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(c) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

Lyle Davis was a director of Sitec Ventures Corp. from October 1999 until November 5, 2003. Sitec was ceased traded on June 3, 2003 for failure to file its December 31, 2002 audited financial statements. Sistec subsequently filed its December 31, 2002 audited financial statements, as well as its March, June and September 2003 interim statements. Mr. Davis was a director of Consolidated Epix Technologies Limited from June 1999 until its merger with Saxon Energy Services in November 2004. Consolidated

Epix was suspended on October 29, 2001 for failure to maintain Tier Maintenance requirements and was reinstated for trading August 18, 2003.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“LTIP” means a long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include options or SARs (as defined below) plans or plans for compensation through shares or units that are subject to restrictions on resale.

“Named Executive Officers” or “NEO” means each of the following individuals:

(a)	a CEO;
(b)	a CFO;
(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 Statement of Executive Compensation; or

(d)

any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

“SAR” means a stock appreciation right which is a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading prices of publicly traded securities.

On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102 F6 Statement of Executive Compensation in respect of financial years ending on or after December 31, 2008. The disclosure contained in this Part complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation a company is not required to include any comparative period disclosure.

Compensation Discussion and Analysis

The overall objective of the Company’s compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. The Company currently has short-term and long-term compensation components in place, and will develop medium-term compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the

Company’s employees with the interests of the Company’s Shareholders. Therefore a significant portion of the total compensation is based upon overall corporate performance.

The Company does not have in place a Compensation and Nominating Committee. All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the NEOs and the Company’s employees is reviewed, recommended and approved by the Board. During the fiscal year ended December 31, 2010, the Company paid bonuses of $3,000 to the CFO and Corporate Secretary and $5,000 to its Executive Vice-President.

Compensation to NEOs is comprised of a base salary. The Company chooses to pay a base salary to its NEOs and employees to satisfy the short-term compensation component. In the future, the Company may consider paying discretionary annual cash bonuses to satisfy the medium term compensation component. The Company grants options to purchase Shares of the Company with longer future vesting dates to satisfy the long term compensation component.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

2010 Performance Graph

The following graph compares the total cumulative return of a shareholder who invested $100 in the Company’s Shares on December 31, 2010 with the cumulative return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec	Dec	Dec	Dec	Dec	Dec
	31/05	31/06	31/07	31/08	31/09	31/10
Hard Creek	$100	$133	$162	$19	$34	$78
S&P/TSX	$100	$115	$123	$80	$104	$119

Option-Based Awards

The Company regards the strategic use of incentive stock options as a cornerstone of the Company’s compensation plan. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel, which is critical to the Company’s success. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any stock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers and employees.

All grants of stock options to the NEOs are reviewed and approved by the Board. In evaluating option grants to an NEO, the Board evaluates a number of factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensation package.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year, is set out in the summary compensation table below:

			Share-	Option-				All other	Total
			based	based	Non-equity incentive		Pension	compen-	compen-
	Year	Salary(10)	awards	awards	plan compensation		value	sation	sation
Name and principal
position	Ending	($)	($)	($)	($)		($)	($)	($)
						Long-
					Annual	term
					incentive	incentive
					plans	plans
Mark Jarvis	12/31/2010	$102,000	Nil	39,451	Nil	Nil	Nil	Nil	141,451
President and CEO(1)	12/31/2009	$102,000	Nil	52,929	Nil	Nil	Nil	Nil	154,929
Brian Fiddler	12/31/2010	$93,000	Nil	Nil	Nil	Nil	Nil	Nil	93,000
CFO(2)	12/31/2009	$92,000	Nil	18,088	Nil	Nil	Nil	Nil	110,088
Neil Froc	12/31/2010	$155,000	Nil	31,562	Nil	Nil	Nil	Nil	186,562
Executive VP (4)	12/31/2009	$160,000	Nil	11,457	Nil	Nil	Nil	Nil	171,457
Leslie Young	12/31/2010	$75,000	Nil	15,780	Nil	Nil	Nil	Nil	90,780
Corporate Secretary(6)	12/31/2009	$74,000	Nil	14,336	Nil	Nil	Nil	Nil	88,336

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.

(2)

Effective September 1, 2010 the Company entered into a one year employment agreement with Mark Jarvis pursuant to which Mr. Jarvis serves as President and Chief Executive Officer and is paid a monthly salary of $8,500.

(3)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.

(4)

Effective March 19, 2010, the Company entered into a one year consulting agreement with Brian Fiddler pursuant to which Mr. Fiddler serves as the Chief Financial Officer and is paid a monthly salary of $7,500.

(5)	Neil Froc was appointed as Executive Vice President of the Company on June 5, 2006.

(6)

Effective June 4, 2010, the Company entered into a one year employment agreement with Neil Froc pursuant to which Mr. Froc serves as the Executive Vice President and is paid a monthly salary of $12,500.

(7)	Leslie Young was appointed as Corporate Secretary of the Company on February 26, 2004.

(8)	Effective January 2010, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young serves as the Corporate Secretary and is paid a monthly salary of $6,000.

(9)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following tables set forth the outstanding option-based awards and share-based awards granted to the NEOs of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number	Market
	securities	exercise	expiration	unexercised	of shares	or
	underlying	price (1)	date	in-the-	or units	payout
	unexercised			money	of shares	value of
	options			options (2)	that have	share-
					not	based
					vested	awards
						that have
						not
						vested
	(#)	($)		($)	(#)	($)
Mark Jarvis,	400,000	$0.75	16-Jan-11	Nil	N/A	N/A
President	200,000	$1.00	27-Jun-13	Nil	N/A	N/A
and CEO	500,000	$0.30	17-Feb-14	75,000	N/A	N/A
	250,000	$0.35	15-Oct-14	25,000	N/A	N/A
	125,000	$0.50	29-Nov-15	Nil
Brian Fiddler,	50,000	$0.75	16-Jan-11	Nil	N/A	N/A
CFO	50,000	$1.00	22-Jul-13	Nil	N/A	N/A
	100,000	$0.30	17-Feb-14	15,000	N/A	N/A
	100,000	$0.35	15-Oct-14	10,000	N/A	N/A
Neil Froc,	75,000	$0.75	16-Jan-11	Nil	N/A	N/A
Executive	150,000	$0.80	16-Jun-11	Nil	N/A	N/A
Vice-
President	100,000	$1.00	22-Jul-13	Nil	N/A	N/A
	250,000	$0.30	17-Feb-14	37,500	N/A	N/A
	25,000	$0.35	15-Oct-14	2,500	N/A	N/A
	100,000	$0.50	29-Nov-15	Nil	N/A	N/A
Leslie	50,000	$0.75	16-Jan-11	Nil	N/A	N/A
Young,
Corporate	100,000	$0.30	17-Feb-14	15,000	N/A	N/A
Secretary	75,000	$0.35	15-Oct-14	7,500	N/A	N/A
	50,000	$0.50	29-Nov-15	Nil	N/A	N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.

(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2010 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year

Name	Option-based	Share-based	Non-equity incentive
	awards – Value	awards – Value	plan compensation –
	vested during the	vested during the	Value earned during
	year	year	the year
	($)	($)	($)
Mark Jarvis,	39,451	N/A	N/A
President and CEO
Brian Fiddler,	0	N/A	N/A
CFO	Nil
Neil Froc,	31,562	N/A	N/A
Executive Vice-President
Leslie Young,	15,780	N/A	N/A
Corporate Secretary

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers, during the Company’s most recently completed financial year:

Name	Fees	Share-	Option-	Non-Equity	Pension	All Other	Total
	Earned	based	based	Incentive Plan	Value	Compensation
		Awards	Awards	Compensation

	($)	($)	($)	($)	($)	($)	($)
Lyle Davis (1)	$8,000	Nil	Nil	Nil	Nil	Nil	8,000
Tom Milner (2)	$8,000	Nil	47,344	Nil	Nil	Nil	55,344
George Sookochoff (3)	$8,000	Nil	Nil	Nil	Nil	Nil	8,000
Gary Johnson (4)	$40,500	Nil	113,731	Nil	Nil	Nil	154,231

(1)	Mr. Davis was appointed a director of the company on June 11, 2004.
(2)	Mr. Milner was appointed a director of the company on October 9, 2007.
(3)	Mr. Sookochoff was appointed a director of the company on November 28, 2003.
(4)	Mr. Johnson was appointed a director of the company on June 10, 2010.

Compensation of Directors

Commencing January 1, 2009, the Company paid $2,000 per audit committee meeting with a maximum of $8,000 per year to the independent directors. The Company held four audit committee meetings during the most recently completed financial year.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Incentive Plan Awards for Directors

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of	Option	Option	Value of	Number	Market
	securities	exercise	expiration	unexercised	of shares	or
	underlying	price ($)	date	in-the-	or units	payout
	unexercised	(1)		money	of shares	value of
	options (#)			options ($)	that have	share-
				(2)	not	based
					vested	awards
						that have
						not
						vested
Lyle Davis	50,000	$0.75	16-Jan-11	Nil	N/A	N/A
	100,000	$1.00	27-Jun-13	Nil	N/A	N/A
	200,000	$0.30	17-Feb-14	30,000	N/A	N/A
	100,000	$0.35	15-Oct-14	10,000	N/A	N/A
Tom Milner	50,000	$1.00	01-Apr-13	Nil	N/A	N/A
	150,000	$1.00	27-Jun-13	Nil	N/A	N/A
	100,000	$0.30	17-Feb-14	15,000	N/A	N/A
	150,000	$0.50	29-Nov-15	Nil	N/A	N/A
George Sookochoff	50,000	$0.75	16-Jan-11	Nil	N/A	N/A
	100,000	$0.30	17-Feb-14	15,000	N/A	N/A
	200,000	$0.35	15-Oct-14	20,000	N/A	N/A
Gary Johnson	500,000	$0.40	10-Jun-15	12,500	250,000	12,500

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.

(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2010 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most Recently Completed Financial Year

Name	Option-based	Share-based	Non-equity incentive plan
	awards – Value	awards – Value	compensation – Value
	vested during the	vested during the	earned during the year
	year	year
	($)	($)	($)
Lyle Davis	Nil	N/A	N/A
Tom Milner	47,344	N/A	N/A
George Sookochoff	Nil	N/A	N/A
Gary Johnson	113,731	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the end of the most recently completed financial year:

Number of Securities
	Number of Securities	Weighted-Average	Remaining Available for
	to be Issued Upon	Exercise Price of	Future Issuance under Equity
	Exercise of Outstanding	Outstanding	Compensation Plans
	Options, Warrants and	Options, Warrants and	(Excluding Securities Reflected
	Rights	Rights	in Column (a))
Plan Category	(a)	(b)	©
Equity Compensation plans approved by security holders	14,361,500	$0.43	1,037,005
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	14,361,500	$0.43	1,037,005

A copy of the stock option plan (the “Plan”), approved at the Company’s 2009 annual general and special meeting of shareholders, is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 Corporate Governance Principles. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at www.hardcreeknickel.com.

Board of Directors

Independence of Members of Board

The Company’s current Board consists of four directors, three of which are independent based upon the tests for independence set forth in NI 52-110. Messrs. Lyle Davis, George Sookochoff and Tom Milner are independent. Mr. Mark Jarvis is not independent as he is the President and Chief Executive Officer of the Company.

Management is nominating six (6) individuals to the Company’s Board: Mark Jarvis, Lyle Davis, George Sookochoff, Gary Johnson, Tom Milner and Cliff S. Carson, all of whom are currently directors of the Company.

The Guidelines suggest that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Of the Company’s current directors, all directors except Mark Jarvis are considered to be independent directors, as they have no direct or indirect material relationship with the Company. Mark Jarvis is not considered to be an independent director as he is also an executive officer of the Company.

The operations of the Company do not support a large board, and the Board has determined that the current size and constitution of the Board is appropriate for the Company’s current stage of development. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Participation of Directors in Board Meetings

For the year ended December 31, 2010, four regular board meetings were held. All directors were in attendance, either in person or via teleconference. . In 2011, one board meeting has been held so far and all four directors were in attendance, either via teleconference or in person.

Board Mandate

The Board is responsible for the conduct of the Company’s affairs generally. The Board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management.

The Board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also fall within the ambit of the Board’s responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company’s internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates responsibility to management for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

Given the small size of the Company, the board does not have written position descriptions for its chairman or its committee chairs. The Board delineates the role and responsibilities of these individuals through reference to industry norms, past practice and in the case of the CEO, through his employment contract with the Company.

The Chairman is independent of management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Company. In addition, the Chairman also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of management. The Disclosure Committee does not have a written description for the chair. The Chair of the Disclosure Committee is independent from Management and has a Corporate Disclosure Policy which provides for timely, factual and accurate disclosure of all corporate information to Security holders of the Company and to the public.

Directorships

The following table is a list of directorships in other reporting issuers held by the director(s) of the Company:

Name of Director	Name of Reporting Issuer
Lyle Davis	Condor Resources Inc.
George Sookochoff	International PBX Ventures Ltd.

Orientation and Continuing Education

Due to the size of the Company’s current Board, the Board does not have a formal process of orientation or education program for the new members of the Board. However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation. Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request or may be viewed on the Company’s website.

Nomination of Directors

The Board does not currently have a nominating committee, and these functions are currently performed by the Board as a whole. The Board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of Shareholders. The Board has determined that the configuration of four (4) directors proposed at the Meeting is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experiences.

Compensation

The non independent director of the Company does not receive any compensation for services rendered in his capacity as a director. The independent directors receive a stipend of $2,000.00 per quarter. The Board does not have a compensation committee. The compensation of the Company’s executive officers is determined by the Board as a whole.

Other Board Committees

The Board has an audit committee and a disclosure committee.

The disclosure committee is responsible for ensuring compliance with the Company’s corporate disclosure policy, which provides for timely, factual and accurate disclosure of corporate information to security holders and to the public. The members of the disclosure committee are those persons who from time to time occupy the following offices of the Company: chief executive officer, chief financial officer, the chairman of the Board, the executive vice-president and the corporate secretary.

Please refer to the section entitled “Audit Committee” and Schedule “B” Audit Committee Charter for more information regarding the Audit Committee.

Assessments

Due to the size of the Company’s current Board, the Board does not formally review individual Board members or committee members and their contributions. The Board is of the view that the Company’s shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board’s performance.

AUDIT COMMITTEE

Pursuant to NI 52-110, the Company is required, as a non-venture issuer, to disclose annually in its annual information form certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The section entitled “Audit Committee” in the Company’s annual information form filed on March 31, 2011, contains the disclosure prescribed by NI 52-110.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as elsewhere in this Information Circular or the documents of the Company incorporated by reference, no “Informed Person” (as defined in National Instrument 51-102 Continuous Disclosure Obligations), no proposed director of the Company and no associate or affiliate of any Informed Person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed by a person other than the directors or executive officers of the Company.

DISCLOSURE REGARDING SECURITY BASED COMPENSATION ARRANGEMENTS

The TSX requires that listed issuers must disclose on an annual basis, in their information circulars, the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year. Accordingly, the Company is providing the disclosure below.

Stock Option Plan

The only security based compensation arrangement which the Company has in place is the amended and restated stock option plan (the “Plan”), which was approved by the Company’s Shareholders at the Company’s annual general and special meeting held on June 27, 2008. The Company amended and restated its previous stock option plan (approved by Shareholders at the Company’s 2004 annual general meeting) (the “2004 Plan”) to meet the requirements of the policies of the TSX as set out in the TSX Company Manual (the “Manual”). The Company also made certain amendments to the 2004 Plan, to allow for beneficial tax treatment of incentive stock options by certain eligible persons who are subject to tax in the United States.

The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire Shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

The rules of the TSX provide that all unallocated options issuable under a “rolling” stock option plan must be approved by Shareholders every three years after the institution of the stock option plan.

Regardless of whether the resolutions below are passed by the Shareholders, options currently granted by the Company and outstanding will be unaffected, however the Company will be unable to grant any further options if these resolutions are not passed.

The main changes to be approved by the Shareholders are the section on Amendments to the Plan or to Options granted under the Plan.

Eligible Participants

Stock options (“Options”) to purchase Shares may be granted to the following persons under the Plan:

a)	Eligible Employees (as defined in the Plan);

b)	Service Providers (as defined in Section 613(b) of the Manual):

c)	directors;

d)	consultants; and

e)	such other persons as the board of directors will select, subject to applicable laws.

Securities Available for Issuance under the Plan

Subject to adjustment as provided in Section 13 of the Plan, the Options to be offered under the Plan consist of authorized but unissued Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan cannot exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). Based upon 76,989,660 Shares outstanding on the Record Date, this amounts to 7,698,966 Shares.

The Company currently has 6,967,500 Options issued and outstanding under the Plan, representing 9.05% of the Company’s currently issued and outstanding Shares (on a non-diluted basis). This leaves the Company with 731,466 options available for grant representing 0.95% of the Company’s issued and outstanding Shares (on a non-diluted basis).

Issuances to Insiders

The Plan limits the number of Options which may be granted under the Plan to Insiders (as defined under applicable laws) as follows:

a) the number of Shares reserved for issuance with respect to options granted to Insiders cannot exceed ten percent (10%) of the issued and outstanding Shares on the grant date;

b) the issuance to Insiders, within a one year period, cannot result in a number of Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Shares; and

c) the issuance of Shares to any one Insider, within a one year period, cannot exceed five percent (5%) of the issued and outstanding Common Shares.

Issuances to Individuals

The Plan limits the number of Options which may be granted under the Plan to any individual. No person is eligible to receive Options to purchase more than 5% of the issued and outstanding Shares (subject to adjustment as set forth in Section 13 of the Plan). Additionally, the number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Shares.

Option Price

The exercise price of each Option is determined by the Board in accordance with applicable laws, including the Manual and, for certain Options, the United States Internal Revenue Code of 1986. The exercise price per Share cannot be less than the closing trading price of the Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as may be selected by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Shares as determined by the Board. Additional restrictions on the exercise price of Options are stated in Section 4.1(c) of the Plan.

Vesting

The Plan provides that no Option will be exercisable until it has vested. The Board may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the Board at such times and in such amounts as it will determine in its sole discretion.

If no vesting schedule is specified at the time of grant, the Options will vest as follows

a) on the first anniversary of the date of grant, the Option will vest and will become exercisable with respect to 25% of the Shares to which it pertains;

b) on the second anniversary of the date of grant, the Option will vest and will become exercisable with respect to an additional 25% of the Shares to which it pertains;

c) on the third anniversary of the date of grant, the Option will vest and will become exercisable with respect to an additional 25% of the Shares to which it pertains; and

d) on the fourth anniversary of the date of grant, the Option will vest and will become exercisable with respect to the balance of the Shares to which it pertains.

Term

Subject to Sections 11 and 12 of the Plan, the term of each Option (the “Option Period”) is a period of time fixed by the Board, not to exceed the maximum five years unless extended by up to 10 days in the event the expiry date of an option falls during or within 48 hours of the end of a black-out period imposed by the Company on the trading of its securities.

Termination

The Plan provides that, if an Optionee ceases to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), that person may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of such person who is engaged in investor relations activity on behalf of the Company, the 90 day period will be shortened to 30 days. In the case of termination of employment or contractual relationship with the Company or its subsidiaries for cause (as determined in the sole discretion of the Board), the Options will terminate immediately.

In the event of the death of an Option holder, the Option previously granted to him is exercisable only within the 12 months next succeeding such death and then only:

a) by the person or persons to whom the Option holder’s rights under the Option will pass by the Option holder’s will or the laws of descent and distribution of the Option holder’s domicile at the time of death; and

b) if and to the extent that he was entitled to exercise the Option at the date of his death.

Transferability

All benefits, rights and Options accruing to the Option holder in accordance with the terms and conditions of the Plan are not transferable or assignable unless specifically provided for by the Plan.

Amendment

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Optionee without the consent of such Optionee. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

The Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an Option or the Plan which include, but are not limited to:

(a) change the vesting provisions of an Option or the Plan,

(b) change the termination provisions of an Option or the Plan, provided there is no extension beyond the original expiry date,

(c) add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve, or

(d) make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

Notwithstanding the foregoing, the approval of the shareholders of the Company shall be required for any of the following amendments to an Option or the Plan:

(a) the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(b) the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the Plan,

(c) a reduction in the exercise price of Options or cancellation and re-issue of options,

(d) any extension of the term of an option beyond its original expiry, or

(e) any amendment which would permit options granted under the Plan to be transferable, other than for estate settlement purposes, or

(f) any amendment to the amendment provisions already voted upon by shareholders.

Subject to the above paragraph, with the consent of the affected Optionees, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

If required by the policies of the relevant stock exchanges, any reductions in the exercise price or extension of the term of Options granted to Insiders will require approval of the shareholders of the Company excluding votes of securities held by the Insiders benefiting from such amendment.

Copy of the Stock Option Plan

A copy of the Plan is attached to this Information Circular.

Approval of the Stock Option Plan

Accordingly, the Shareholders will be asked to consider, and if thought fit, to approve the Plan at the Meeting, conditional upon receipt of all necessary regulatory approvals, and at the Board’ discretion to implement the Plan. The Company is asking Shareholders to approve the following resolution as an ordinary resolution:

“RESOLVED, AS AN ORDINARY RESOLUTION AND SUBJECT TO REGULATORY APPROVAL THAT:

1. The 2007 Amended and Restated Stock Option Plan (the “Plan”) in substantially the form attached as Schedule A to this Information Circular be and it is hereby approved;

2. The Board be and is authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued and outstanding Common Shares in the capital of the Company as at the time of grant and the Board may grant options under the Plan until June 22, 2014, the date which is three years from shareholder approval of this Plan;

3. The outstanding stock options which have been granted prior to the implementation of the Plan will, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan;

4. The directors and officers of the Company be and are authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

Unless such authority is withheld, proxies received in favour of Management will be voted in favour of the above resolution to approve the Plan.

Copy of the Plan

A copy of the Plan is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, B.C. V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1 during normal business hours up to and including the date of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended December 31, 2009 and for the three months ended March 31, 2010. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #1060-1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of the Company.

Dated at Vancouver, British Columbia, this 27th day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Jarvis”

Mark Jarvis
President, CEO and Director

SCHEDULE A

2007 AMENDED AND RESTATED STOCK OPTION PLAN

1. PURPOSE

1.1 The purpose of the Stock Option Plan (the “Plan”) of Hard Creek Nickel Corporation, a British Columbia company (the “Company”), is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire common shares (the “Common Shares”) in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

1.2 For the purposes of Eligible Employees (as defined below) who are subject to tax in the United States, stock options granted under this Plan that qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), are referred to in this Plan as “Incentive Stock Options”. Stock options that do not qualify under Section 422 of the Code are referred to in this Plan as “Non-Qualified Stock Options”. Incentive Stock Options, Non-Qualified Stock Options and stock options granted to non-United States residents under this Plan are referred to collectively as “Options”.

1.3 This Plan will at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable Canadian federal and provincial, and United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the “Applicable Laws”).

2. ADMINISTRATION, GRANTING OF OPTIONS AND ELIGIBILITY

2.1 The Plan will be administered by the board of directors of the Company (the “Board”) or, if appointed, by a special committee of directors appointed from time to time by the Board, subject to approval by the Board (such committee or, if no such committee is appointed, the Board is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board.

2.2 If and so long as the Common Shares of the Company are registered under Section 12(b) or 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board will consider in selecting the Committee and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding:

(a)	“outside directors” as contemplated by Section 162(m) of the Code; and

(b)	“Non-Employee Directors” as contemplated by Rule 16b-3 under the Exchange Act.

2.3 Incentive Stock Options may be granted to any individual who, at the time the Incentive Stock Option is granted, is a Director or Service Provider of the Company or any Related Corporation (as defined below) (“Eligible Employees”) subject to tax in the United States.

2.4 As used in this Plan, the term “Related Corporation” will mean any corporation (other than the Company) that is a “Subsidiary Corporation” of the Company, as that term is defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

2.5 As used in this Plan, the term “Service Provider” will be as that term is defined in section 613(b) of Part VI of The Toronto Stock Exchange (“TSX”) Company Manual (the “Manual”).

2.6 Non-Qualified Stock Options may be granted to Eligible Employees, consultants, and to such other persons (other than Directors subject to tax in the United States) who are not Eligible Employees as the Committee will select, subject to any Applicable Laws.

2.7 No person will be eligible to receive Options to purchase more than 5% of the issued and outstanding Common Shares (subject to adjustment as set forth in Section 13 of this Plan). The number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Common Shares. Any person to whom an Option is granted under this Plan is referred to as an “Optionee”. Any person who is the owner of an Option is referred to as a “Holder”.

3. SHARES SUBJECT TO PLAN

3.1 Subject to adjustment as provided in Section 13 of this Plan, the shares to be offered under the Plan will consist of authorized but unissued Common Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan will not exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). If any Option granted hereunder will expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto will again be available for the purpose of this Plan.

3.2 No Options will be granted under the Plan if the result at any time would be:

(a) the number of Common Shares reserved for issuance with respect to options granted to Insiders (as defined under Applicable Laws) would exceed ten percent (10%) of the issued and outstanding Common Shares;

(b) the issuance to Insiders, within a one year period, would result in a number of Common Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Common Shares; or

(c) the issuance to any one Insider, within a one year period, a number of Common Shares that would exceed five percent (5%) of the issued and outstanding Common Shares.

4. TERMS AND CONDITIONS OF OPTIONS

4.1 Each Option granted under this Plan will be evidenced by a written agreement approved by the Committee (the “Agreement”). Agreements may contain such provisions, not inconsistent with this Plan, as the Committee in its discretion may deem advisable. All Options also will comply with the following requirements:

(a)	Number of Shares and Type of Option

Each Agreement will state the number of Common Shares to which it pertains and, for Optionees subject to tax in the United States, whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option, provided that:

(i) in the absence of action to the contrary by the Committee in connection with the grant of an Option, all Options will be Non-Qualified Stock Options;

(ii) the aggregate fair market value (determined at the Date of Grant, as defined below) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an Optionee subject to tax in the United States during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Company, a Related Corporation or a predecessor company) will not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the “Annual Limit”); and

(iii) any portion of an Option which exceeds the Annual Limit will not be void but rather will be a Non-Qualified Stock Option.

(b) Date of Grant

Each Agreement will state the date the Committee has deemed to be the effective date of the Option for purposes of this Plan (the “Date of Grant”).

(c) Option Price

Each Agreement will state the price per Common Share at which it is exercisable. The exercise price of the Common Shares covered by each Option will be determined by the Committee in accordance with Applicable Laws; provided that:

(i) the per share exercise price for an Incentive Stock Option or any Option granted to a “covered employee” as such term is defined for purposes of Section 162(m) of the Code (“Covered Employee”) will not be less than the closing trading price of the Common Shares on the TSX or any stock exchange or quotation system on which the Company’s shares are traded on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(ii) with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Company (as determined with reference to Section 424(d) of the Code), the exercise price per share will not be less than one hundred ten percent (110%) of the closing trading price of the Common Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee;

(iii) Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Company or any subsidiary of the Company may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur; and

(iv) with respect to Non-Qualified Stock Options, the exercise price per share will be determined by the Committee at the time the Option is granted, but such price will not be less than the closing trading price of the Common Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading as may be selected by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation systems, the exercise price will be the fair market value of the Common Shares as determined by the Committee.

The persons described in clauses (i) through (iii), above, will constitute all of the persons who are entitled to receive Incentive Stock Options under this Plan.

5. VESTING

5.1 No Option will be exercisable until it has vested. The Committee may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the Committee at such times and in such amounts as it will determine in its sole discretion.

5.2 If no vesting schedule is specified at the time of grant, the Option will vest as follows:

(a) on the first anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to 25% of the Common Shares to which it pertains;

(b) on the second anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains;

(c) on the third anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to an additional 25% of the Common Shares to which it pertains; and

(d) on the fourth anniversary of the Date of Grant, the Option will vest and will become exercisable with respect to the balance of the Common Shares to which it pertains.

6. MAINTENANCE OF SUFFICIENT CAPITAL

6.1 The Company will at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7. PARTICIPATION

7.1 The Committee will determine to whom Options will be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options will be granted and the number of shares to be subject to each Option.

7.2 An individual who has been granted an Option may, if he is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee will so determine.

8. DURATION OF OPERATION

8.1 Each Option and all rights thereunder will be expressed to expire on the date set out in the Agreements and will be subject to earlier termination as provided in Clauses 11 and 12. In the absence of action to the contrary by the Committee in connection with the grant of a particular Option, all Options granted under this Plan will expire five (5) years from the Date of Grant.

9. OPTION PERIOD, CONSIDERATION AND PAYMENT

9.1 The term of each Option (the “Option Period”) will be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Common Shares are then listed or other regulatory body having jurisdiction, which maximum period is presently five (5) years from the Date of Grant, provided that the Option Period will be reduced with respect to any Option as provided in Clauses 11 and 12. The expiry date of options granted under the Plan will be extended up to 10 days following a self imposed blackout period on trading securities of the Company, when the options would otherwise expire during or within 48 hours of such blackout.

9.2 Except as set forth in Clauses 11 and 12, no Option may be exercised unless it has vested and the Optionee is, at the time of such exercise, a director, officer, employee or consultant of the Company.

9.3 The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft (or any other payment mechanism approved by the Committee at the time of exercise) for the full purchase price of such shares with respect to which the Option is exercised and upon the Company being satisfied that any tax withholding obligations associated with such an exercise have been fulfilled:

(a) The Holder shall pay to the Corporation by cash, certified cheque or bankers draft promptly upon any exercise of this Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, provincial, state, local and foreign withholding taxes that the Corporation, in its discretion, determines to result upon such exercise of this Option, provided that with the approval of the Corporation, the Holder may satisfy such obligation by complying with one or more of the following alternatives:

(i) by delivering to the Corporation shares of Common Stock held by such Holder prior to such exercise of this Option, or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to such exercise of this Option, which shares of Common Stock received or withheld shall have an aggregate fair market value at the date of exercise (as determined by the Corporation) equal to any withholding tax obligations arising as a result of such exercise; or

(ii) by complying with any other payment mechanism approved by the Corporation.

(b) The issuance, transfer or delivery of share certificates for any Option Shares pursuant to any exercise of this Option may be delayed, at the discretion of the Corporation, until the Corporation is satisfied that the applicable requirements of all withholding provisions under all applicable laws have been met and that the Holder has paid or otherwise satisfied all withholding tax obligations as described in this section 9.3.

9.4 No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

10. SECURITIES REGULATION AND TAX WITHHOLDING

10.1 Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all Applicable Laws. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Options or shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Options or shares.

10.2 As a condition to the exercise of an Option, the Committee may require the Holder to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee may also require such other documentation as may from time to time be necessary to comply with federal, provincial or state securities laws. THE COMPANY HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE SHARES OF STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS.

10.3 The Holder shall pay to the Company by certified check or bank money order, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes that the Committee, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of

Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an Option. Upon approval of the Committee, and subject to regulatory approval, a Holder may satisfy such obligation by complying with such payment mechanism approved by the Committee from time to time.

10.4 The issuance, transfer or delivery of certificates representing Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of the federal, provincial and state securities laws and the withholding provisions under Applicable Laws have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in Subsection 10.3 above.

11. CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

11.1 If an Optionee will cease to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), he may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of an Optionee who is engaged in investor relations activity on behalf of the Company, the 90 day period referenced herein will be shortened to 30 days, and in the case of an Optionee’s termination of employment or contractual relationship with Hard Creek or a subsidiary of Hard Creek for cause (as determined in the sole discretion of the Committee), in which case the Hard Creek Options will terminate immediately.

11.2 Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, will as such confer upon any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

12. DEATH OF AN OPTIONEE

12.1 In the event of the death of an Optionee, the Option previously granted to him will be exercisable only within the 12 months next succeeding such death and then only:

(a) by the person or persons to whom the Optionee’s rights under the Option will pass by the Optionee’s will or the laws of descent and distribution of the Optionee’s domicile at the time of death; and

(b) if and to the extent that he was entitled to exercise the Option at the date of his death.

13. ADJUSTMENTS

13.1 Appropriate adjustments in the number of common shares optioned and in the Option price per share, as regards, Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Company resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

14. TRANSFERABILITY

14.1 All benefits, rights and Options accruing to the Optionee in accordance with the terms and conditions of the Plan will not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee any benefits, rights and Options may only be exercised by the Optionee.

15. AMENDMENT AND TERMINATION OF PLAN

15.1 The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required regulatory approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Optionee without the consent of such Optionee. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(c) The Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an Option or the Plan which include, but are not limited to:

(i) change the vesting provisions of an Option or the Plan,

(ii) change the termination provisions of an Option or the Plan, provided there is no extension beyond the original expiry date,

(iii) add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve, or

(iv) make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

(d) Notwithstanding the foregoing, the approval of the shareholders of the Company shall be required for any of the following amendments to an Option or the Plan:

(i) the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(ii) the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the Plan,

(iii) a reduction in the exercise price of Options or cancellation and re-issue of options,

(iv) any extension of the term of an option beyond its original expiry, or

(v) any amendment which would permit options granted under the Plan to be transferable, other than for estate settlement purposes, or

(vi) any amendment to the amendment provisions already voted upon by shareholders.

15.2 Subject to Section 15.1 with the consent of the affected Optionees, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

15.3 If required by the policies of the relevant stock exchanges, any reductions in the exercise price or extension of the term of Options granted to Insiders will require approval of the shareholders of the Company excluding votes of securities held by the Insiders benefiting from such amendment.

16. NECESSARY APPROVALS

16.1 The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the TSX, or such other stock exchange or quotation system on which the Company’s shares are listed and posted for trading, the Company will obtain Disinterested Shareholder approval for any reduction in the exercise price of the Option if the

Optionee is an Insider of the Company at the time of the proposed amendment. The terms “Disinterested Shareholder” and “Insider” will have the meanings as defined for those terms in the Applicable Laws. If any shares cannot be issued to the Optionee for whatever reason, the obligation of the Company to issue such shares will terminate and any Option exercise price paid to the Company will be returned to the Optionee.

17. INDEMNIFICATION OF COMMITTEE

17.1 In addition to all other rights of indemnification they may have as members of the Board, members of the Committee shall be indemnified by the Company for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Company), except to the extent that such expenses relate to matters for which it is adjudged that such Committee member is liable for wilful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Committee member involved therein shall, in writing, notify the Company of such action, suit or proceeding, so that the Company may have the opportunity to make appropriate arrangements to prosecute or defend the same

18. PRIOR PLANS

18.1 The Plan will entirely replace and supersede any prior share option plans, if any, enacted by the Board or its predecessor corporations.

19. EFFECTIVE DATE OF PLAN

19.1 The Plan has been adopted by the Board subject to the approval of any stock exchange on which the shares of the Company are to be listed or other regulatory body having jurisdiction and approval of the shareholders and, if so approved, the Plan will become effective upon such approvals being obtained.

SCHEDULE B

AUDIT COMMITTEE CHARTER

Overall Purpose and Objectives

  The audit committee will assist the board in fulfilling its oversight responsibilities.

  The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.

  The audit committee will review the company’s internal financial reporting system and the audit process, and make recommendations to the board as required.

  In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.

  Each committee member will obtain an understanding of the committee’s responsibilities, and their responsibilities as committee members.

Authority

  The board authorizes the audit committee, within the scope of its responsibilities, to:

1.	Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).

2.	Ensure the attendance of company officers at meetings as appropriate.

3.	Obtain outside legal or other professional advice.

  The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor 1 .

  The auditor shall report directly to the audit committee 2 .

  The audit committee shall pre-approve any non-audit services to be provided by the auditor 3 .

Organization

  The audit committee will consist of (3) members, of which (2) will be independent.

  Members will be appointed for a (1) year term.

  The chairman of the audit committee will be nominated by the board.

  A quorum for any meeting will be (2) members.

[1] Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
[2] Same.
[3] Same.

Organization (continued)

  The secretary of the audit committee will be the company secretary.

  Meetings will be held not less than (4) times a year. Special meetings may be convened as required.

  The meetings will be minuted.

  The auditor may convene a meeting if they consider it necessary.

  The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities – Financial Statements

  Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.

  Review the financial statements with respect to appropriate accounting principles.

  Meet with management to review the statements.

  Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities – Annual Audit

  Review the auditor’s proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.

  Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).

  Meet with management and the auditors to review the results of the audit.

  Review the performance of the auditors.

  Make recommendations to the board regarding the reappointment of the auditor.

  Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.

  Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.

  Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities – Other

  Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.

  If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.

  Review and update the charter, and have changes approved by the board.

  Establish procedures for the confidential submission by employees with respect to questionable accounting practices4.

  Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters5.

[4] Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
[5] Same.